UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 19, 2023

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	0-16633	43-1450818
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12555 Manchester Road, Des Peres, Missouri	63131
(Address of Principal Executive Offices)	(Zip Code)

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 19, 2023, The Jones Financial Companies, L.L.L.P. (the "Partnership"), the parent company of Edward D. Jones & Co., L.P. ("Edward Jones," and together with the Partnership, the "Firm"), announced the following leadership changes with respect to Firm operations, in each case, to be effective October 1, 2023:

Lisa Dolan, age 57, the Firm's current Chief Operating Officer, will become the Firm's Head of Branch Operations and Shared Services, with responsibility for leading Service, Teaming, Client Transition, Remote Support and Shared Services. Ms. Dolan joined the Edward Jones Finance division in 2005 with responsibility for tax and partnership accounting. She was named a principal in 2007 and has held leadership roles across Finance, including leading the Finance division from 2016 to 2020. Since 2020, Ms. Dolan has served as a member of the Partnership's Enterprise Leadership Team and as Chief Operating Officer, with responsibility for leading Operations, Service, Enterprise Risk Management and Shared Services.

Francis LaQuinta, age 60, the Firm's current Chief Information Officer, will become the Firm's Head of Digital, Data and Operations, with responsibility for leading Technology, Digital Product Management, Operations and Data. Mr. LaQuinta joined Edward Jones in 2016 as a principal and senior director for Strategic Delivery in the Technology division after a 30-year career in technology on Wall Street. Mr. LaQuinta has served as Chief Information Officer since 2018 responsible for the Firm's overall technology leadership, vision and digital strategy and was appointed to the Partnership's Enterprise Leadership Team in 2021.

Both Ms. Dolan and Mr. LaQuinta will continue to serve on the Partnership's Enterprise Leadership Team in their new roles. Neither Ms. Dolan nor Mr. LaQuinta has any family relationship to any other executive officer of the Partnership.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	THE JONES FINANCIAL COMPANIES, L.L.L.P.
Date: September 25, 2023	By: /s/ Andrew T. Miedler
	Name: Andrew T. Miedler
	Title: Chief Financial Officer